Exhibit 99.1

ENEL AMÉRICAS ANNOUNCES LAUNCH OF ITS PREEMPTIVE RIGHTS
OFFERINGS IN CONNECTION WITH CAPITAL INCREASE

SANTIAGO, CHILE, June 27, 2019 – ENEL AMÉRICAS S.A. (NYSE: ENIA) today announced the launch of the preemptive rights offering in connection with the capital increase approved by the company’s shareholders on April 30, 2019. Pursuant to the capital increase, the company is authorized to issue 18,729,788,686 new shares, which are subject to the preemptive rights offering and are to be offered for cash at a price of US$0.162108214203236 per share.

Each share of Enel Américas common stock held of record on June 21, 2019 will entitle its holder to receive 0.326003960684452 of a transferable preemptive share right to subscribe for shares of common stock. One full preemptive share right is required to subscribe for one new share at a subscription price of US$0.162108214203236 per new share. Enel Américas will accept subscriptions for whole shares only and will not issue fractional shares or cash in lieu of fractional shares. The 30-day subscription period for the preemptive share rights begins on June 27, 2019 and will end on July 26, 2019.

Citibank, N.A., as the depositary for the company’s American Depositary Shares, or ADSs, will distribute to holders of ADSs (each representing 50 shares of common stock) transferable preemptive ADS rights to subscribe for new ADSs at the rate of 0.326003960684452 transferable preemptive ADS rights for each ADS held of record as of 5:00 p.m. (New York City time) on July 2, 2019. Fractional preemptive ADS rights will not be distributed, and any fractional entitlements to ADS rights will be aggregated and sold by Citibank, N.A. and the proceeds distributed to ADS holders otherwise entitled to a fractional preemptive ADS right. In order to subscribe for new ADSs, holders of preemptive ADS rights must pay US$8.31 per new ADS subscribed, which includes ADS rights agent fees of US$0.20 per new ADS subscribed.  The preemptive ADS right subscription period will begin on July 3, 2019 and will end at 2:15 p.m. (New York City time) on July 23, 2019. Holders of ADSs who want to sell their transferable preemptive ADS rights must instruct Citibank, N.A., as ADS rights agent, to sell such rights prior to 5:00 p.m. (New York City time) on July 16, 2019.

The preemptive ADS rights are expected to trade on the New York Stock Exchange under the symbol “ENIA RT”.  Trading of the preemptive ADS rights is expected to commence on June 28, 2019 on a “when-issued” basis and continue until July 19, 2019.

Following the initial 30-calendar-day statutory preemptive rights offering period in Chile, to the extent that there are newly authorized shares of common stock not subscribed during the statutory preemptive rights offering period, Enel Américas intends to distribute only to those shareholders, ADS holders and transferees of preemptive share rights and preemptive ADS rights who exercised their preemptive rights in the statutory preemptive rights offering period, in proportion to the number of new shares subscribed by them in the statutory preemptive rights offering period (including in the form of ADSs), additional transferable rights to subscribe for the remaining shares of common stock (including in the form of ADSs) authorized in the capital increase and not subscribed in the preemptive rights offering period (subject to reduction to the extent necessary in order not to substantially exceed the US$3.0 billion limit of the capital increase authorized by Enel Américas’ shareholders) during a subsequent subscription rights offering period (currently expected to be 24 calendar days in Chile).  The subsequent subscription rights offering period will commence shortly after the settlement of the statutory preemptive rights offering, and the additional rights will be subject to the same subscription price and certain other terms and conditions as those of the statutory preemptive rights offerings.  Citibank, N.A. will distribute the additional ADS rights to eligible ADS holders in connection with the subsequent rights offering.

The additional ADS rights are expected to trade on the New York Stock Exchange under the symbol “ENIA RT”.

The shares of Enel Américas common stock to be offered in the rights offerings have been registered in Chile with the Financial Market Commission, or the CMF. A registration statement on Form F-3 relating to these securities offered in the United States in the rights offerings and a prospectus supplement to the prospectus contained in such registration statement have been or will be filed with the U.S. Securities and Exchange Commission (the “SEC”).

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and does not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Contact Information

For further information, please contact:

Investor Relations Department
Email: ir.enelamericas@enel.com

Tel. +56 2 2353 4400
Address: Santa Rosa 76, Santiago, Chile